DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 3, 2011

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc.
Schedule 14D-9
Filed October 17, 2011
File No.: 005-85609

Dear Ms. Duru:

We have received your comment letter dated October 27, 2011 (the “Comment Letter”) in connection with your review of the Dividend Capital Total Realty Trust Inc. (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 17, 2011. We have filed today an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below. For your convenience, your comments have been reproduced below, together with our responses.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 2

Background, page 2

1.	Based on the $0.125 per share quarterly dividend declared by the company, which was effective as of October 1, 2011, and MPF affiliated entities’ offer price of $5.00 per share (less the dividend declared for the quarter), it is not apparent how the company derived its estimate of the offeror’s net offer price of approximately $4.78. Similarly, please clarify why the net offer price “would be lower if the expiration date were delayed beyond November 21, 2011.”

Response: The Company has supplemented the disclosure in Item 2 of the Schedule 14D-9 to explain how the Company derived its estimate of the offeror’s net offer price of approximately $4.78, and to explain why the net offer price would be lower if the expiration date were delayed beyond November 21, 2011.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Two

2.	Please provide support for the statements you make that the Offer Price is less than the potential long-term value of the shares. Further, explain how the Board’s “significant knowledge of the company’s assets and…other things,” led the Board to believe that the MPF Offer Price undervalues the potential long term value of the shares. In this regard, we note that the Board did not receive any estimates from company management regarding the value of the company or its shares.

Response: The Company has revised Item 4(c) to provide the requested information. While we acknowledge the usefulness of this supporting information in explaining the Board’s conclusion that $4.78 per Share is not an adequate price, we note that its importance is reduced by the existence of the Self-Tender Offer at $6.00 per Share which is described in the second bullet in Item 4(c).

3.	Expand upon the disclosure you provide regarding the Board’s commitment to providing “some liquidity” to Stockholders. For example, clarify whether the Board has discussed any other possible liquidity options and/or committed to provide any other liquidity option other than the Self-Tender Offer in the near term.

Response: The Company has revised this disclosure to specifically reference the possible new offering, which would be accompanied by an expanded share redemption program to provide additional liquidity to Stockholders. The Company has clarified that other than the Company’s existing share redemption program, the potential share redemption program expansion in connection with a new offering, and the Self-Tender Offer, the Board has not considered any other possible liquidity options in the near term.

4.	Please explain supplementally why redemptions of company shares were made pursuant to Section 12.7 of the Company’s Fifth Articles of Amendment and Restatement on October 11 and 14, 2011. In this regard, we note at the time of the redemptions, MPF and its affiliates had commenced a new offer for up to 10,000,000 shares of the company on September 30, 2011.

Response: MPF Flagship Fund 14, LLC and its affiliates (“MPF”) initiated a mini-tender offer on September 23, 2011 with the filing of a Schedule TO and MPF’s other communications to the stockholders of the Company soliciting the purchase of less than 5% of the shares of the Company’s common stock (“Shares”). Section 12.7 of the Company’s charter (the “Charter”) requires that a “Person” (as defined in the charter) notify the Company 10 business days before initiating a mini-tender offer. Because MPF initiated a mini-tender offer on September 23, 2011 without prior notice to the Company, the Company has the right under Section 12.7 of the Charter to redeem all Shares held by the non-compliant

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Three

Person and any Shares acquired in such non-compliant tender offer (collectively, the “Subject Shares”) at a per Share price equal to, in this case, the lowest tender offer price offered in such non-compliant tender offer. In addition, any Person who makes a non-compliant tender offer shall be responsible for all expenses incurred by the Company in connection with the enforcement of the provisions of Section 12.7. The Company may offset any such expenses against the dollar amount to be paid by the Company for the purchase of Subject Shares pursuant to Section 12.7.

Accordingly, on October 11, 2011, the Company purchased an aggregate of 84,911.62 Shares held of record by MPF Flagship Fund 14, LLC, MPF Income Fund 26, LLC, MPF Northstar Fund, LP and Lapis Investment Business Trust, as of the close of business on October 6, 2011, at a purchase price of $5.00 per Share (the lowest tender offer price offered in the non-compliant tender offer), offset by $8,163 in expenses incurred by the Company in connection with the enforcement of Section 12.7, for an aggregate payment of $416,395.10 and a per Share payment of approximately $4.9039.

With respect to Lapis Investment Business Trust (“Lapis”), which was the record holder of 27,496.6 of the Shares referenced above, the Company had reason to believe that Lapis was part of a “group” formed with affiliates of the bidders to acquire the Company’s Shares such that Lapis’s shares were also subject to redemption under the definition of a “Person” who conducts a non-compliant tender offer under the Company’s charter. This inference arose primarily from a Form ADV filed by Lapis’s trustee indicating that affiliates of the bidders controlled Lapis, as “control” is defined by the instructions for Form ADV. However, the Company is currently in discussions with Lapis to determine whether Lapis is in fact a member of a “group” with the bidders. If the Company determines that Lapis is not such a group member, the redemption of Lapis’s shares will be reversed.

In addition to the 84,911.62 Shares redeemed by the Company on October 11, 2011 (the “First Redemption Date”), on October 14, 2011, the Company purchased an aggregate of 7,288.48 Shares held of record by MPF Flagship Fund 14, LLC and MPF Income Fund 26, LLC, as of the close of business on October 12, 2011, at a purchase price of $5.00 per Share (the lowest tender offer price offered in the non-compliant tender offer), offset by $1,500 in additional expenses incurred by the Company since the First Redemption Date in connection with the enforcement of Section 12.7, for an aggregate payment of $34,942.41 and a per Share payment of approximately $4.7942. These additional Shares had not been transferred by the transfer agent as of the First Redemption Date, but were beneficially owned by MPF on the First Redemption Date and acquired by MPF pursuant to MPF’s mini-tender offer.

5.	Please advise us of the dates, if any, of subsequent redemptions and/or purchases of shares made by the company after October 14, 2011. We may have further comment.

Response: The Company has not redeemed or purchased any of its shares after October 14, 2011.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Four

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Joshua J. Widoff, Esquire